Bit Origin Ltd

160 Robinson Road, 12F, SBF Center

Singapore 068914

347-556-4747

June 9, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bit Origin Ltd
Registration Statement on Form F-1
Filed August 25, 2025 File No. 333-289827

Ladies and Gentlemen:

Bit Origin Ltd (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form F-1 (File No. 333-289827), filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025, together with all exhibits thereto (“Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement as it has determined not to pursue, at this time, the contemplated resale from time to time by certain selling stockholders of shares of the Company’s Class A Ordinary Shares, to which the Registration Statement relates. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.

Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments regarding the foregoing, please contact Scott Linsky of Lucosky Brookman LLP at (732) 395-4408 or slinsky@lucbro.com with any questions.

Very truly yours,

/s/ Jinghai Jiang
Jinghai Jiang
Chief Executive Officer, Chief Operating Officer and Chairman of the Board

Cc: Scott E. Linsky, Esq.